FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  June 2011
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Notice regarding retirement of director of ICICI Bank Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	June 28, 2011	By:	/s/ Shanthi Venkatesan
			Name:	Shanthi Venkatesan
			Title :	Assistant General Manager

June 28, 2011

The United States
Securities and Exchange Commission
Washington D.C. 20549
United States of America

Attn.: Filing Desk

Dear Sirs,

IBN
ICICI Bank Limited (the ‘Company’) Report on Form 6–K

On behalf of the Company, I am enclosing for filing, one manually executed copy of the Company’s Report on Form 6-K dated June 28, 2011, in connection with, cessation of directorship of Mr. V Prem Watsa, a Non-Executive Director on the Board of the Bank. As set out in Item No. 8 of the Notice of the Seventeenth Annual General Meeting of ICICI Bank Limited (“the Bank”) held on Monday, June 27, 2011 at Professor Chandravadan Mehta Auditorium, General Education Centre, Opp. D.N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002, Mr. V. Prem Watsa, Non-Executive Director on the Board of the Bank retired at the Seventeenth Annual General Meeting of the Bank, The Members approved the retirement of Mr. V. Prem Watsa and accordingly he has ceased to be a Director of the Bank effective June 28, 2011.

This is for your information and necessary action.

Yours faithfully,

/s/ Shanthi Venkatesan

Shanthi Venkatesan